                                          [EXHIBIT 13]

COMP
ALBRIGHT, STODDARD, WARNICK & ALBRIGHT
G. MARK ALBRIGHT, ESQ.
Nevada Bar No. 001394
801 S. Rancho Drive, Suite D-4
Las Vegas, NV 89106
(702) 384-7111
Attorneys for Plaintiff

                                 DISTRICT COURT

                              CLARK COUNTY, NEVADA

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ADOLPH FEUERSTEIN, and DAVID L. FREEMAN
trustee F/B/O WOODTECH SALES & MARKETING INC.
EMPLOYEES PROFIT SHARING TRUST, on behalf of              CASE NO.: A369137
themselves and all others similarly situated,               DEPT. NO.: IV
                                          Plaintiffs,      DOCKET NO.: C

                   v.

ITT CORPORATION; RAND V. ARASKOG; ROBERT A.
BOWMAN; BETTE B. ANDERSON; NOLAN D.
ARCHIBALD; ROBERT A. BURNETT; PAUL G. KIRK,               FIRST AMENDED
JR.; EDWARD C. MEYER; BENJAMIN F. PAYTON; VIN               COMPLAINT
WEBER; MARGITA E. WHITE; and KENDRICK R.
WILSON, III,

                                          Defendants.
------------------------------------------------------

      Plaintiffs, by their attorneys, allege upon information and belief, except with respect to their ownership of ITT Corporation N.V. ("ITT" or the "Company") common stock, and their suitability to serve as class representatives, which are alleged upon personal knowledge, as follows:

                                     PARTIES

            1. Plaintiff Adolph Feuerstein is the owner of shares of defendant ITT.

            2. Plaintiff David L. Freeman Trustee F/B/O Woodtech Sales & Marketing Inc. Employees Profit Sharing Trust is the owner of shares of defendant ITT.


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      3. Defendant ITT is a corporation organized and existing under the laws of the State of Nevada. ITT maintains its principal offices at 1330 Avenue of the Americas, New York, New York. ITT owns, operates and franchises hotels, operates casinos, owns and operates sports franchises including the "Madison Square Garden" arena, publishes telephone directories, operates technical colleges offering post-secondary career education and intends to operate television stations through joint venture agreements.

      4. Defendant Rand V. Araskog ("Araskog") is Chairman of the Board and Chief Executive Officer of defendant ITT.

      5. Defendant Robert A. Bowman ("Bowman") is President, Chief Operating Officer and a Director of defendant ITT.

      6. Defendants Bette B. Anderson, Nolan D. Archibald, Robert A. Burnett, Paul G. Kirk, Jr., Edward C. Meyer, Benjamin F. Payton, Vin Weber, Margita E. White and Kendrick R. Wilson, III are Directors of defendant ITT.

      7. The foregoing individual directors of ITT (collectively, the "Director Defendants"), owe fiduciary duties to ITT and its shareholders.

                            CLASS ACTION ALLEGATIONS

      8. Plaintiffs bring this action on their own behalf and a class action on behalf of all shareholders of defendant ITT (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

      9. This action is properly maintainable as a class action for the following reasons:


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            a. The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of November 6, 1996, there were more than 1.1 billion shares of defendant ITT's common stock outstanding owned by tens of thousands of shareholders of record scattered throughout the United States.

            b. There are questions of law and fact which are common to members of the class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

                  (1) Whether the Director Defendants have breached their fiduciary duties owed by them to plaintiffs and members of the class, and/or have aided and abetted in such breach, by failing to act in such a way as to maximize shareholder value of ITT;

                  (2) Whether the Director Defendants have wrongfully failed and refused to seek a purchaser of ITT at the highest possible price and, instead, have sought to chill potential offers;

                  (3) Whether plaintiffs and the other members of the class will be irreparably damaged by the conduct complained of herein; and

                  (4) Whether defendants have breached or aided and abetted the breaches of the fiduciary and other common law duties owed by them to plaintiffs and the other members of the class.

      10. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of the other members of the class and plaintiffs have the same interest as the other


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members of the class. Accordingly, plaintiffs are adequate representatives of the class and will fairly and adequately protect the interests of the class.

            11. Plaintiffs anticipate that there will not be any difficulty in the management of this litigation.

            12. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

                               FACTUAL BACKGROUND

            13. On January 27, 1997, at approximately 4:20 p.m., Hilton Hotels Corp. ("Hilton") announced that it had offered to acquire ITT for $55 a share, or $6.5 billion, plus assumption of outstanding debt, making the total purchase price worth $10.5 billion. Hilton said that it plans to begin a cash tender offer at $55 per share for half of the outstanding ITT shares, to be followed by a second-step merger at $55 a share in Hilton common stock.

            14. Reportedly, Hilton first made the offer over the phone to ITT early on January 27, 1997, and later that day confirmed the offer in writing. According to the letter sent to defendant Araskog by Stephen Bollenbach, Hilton's President and Chief Executive Officer, Hilton stated, "that we are committed to making this combination a reality. Although we would much rather work directly with you, we are prepared if necessary to solicit proxies from your shareholders to replace your board of directors in order to complete this transaction."

            15. Bollenbach added that, "The combination of ITT and Hilton would bring together two of the world's most respected lodging operations, as well as two premier gaming businesses with powerful brand names. We believe this combination would be of


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enormous benefit to each company and its respective shareholders, employees and other constituencies."

      16. In its communication with ITT, Hilton noted that its proposal was based solely on publicly available information, and that a review of ITT private information could result in an even higher offer. Bollenbach added that "our bid is specifically designed to allow ITT shareholders to obtain a substantial premium [29%] over the current stock price, and at the same time to participate in the combined company's upside potential." Bollenbach added that "ITT's shareholders will benefit from substantial operating and financial savings that are unique to a merger with Hilton," estimating that the combination would result in more than $100 million in annual cost savings.

      17. The Director Defendants, however, fearing that the result of any such transaction would mean their ouster from the board, took no action to advance the proposed purchase even though it would provide ITT shareholders with a premium of 29% with the opportunity to perhaps increase the price offered by Hilton.

                     CAUSE OF ACTION AGAINST ALL DEFENDANTS

      18. Defendants, acting in concert, have violated their fiduciary duties owed to the public shareholders of ITT and put their own personal interests ahead of the interests of the ITT public shareholders and are using their control positions as officers and directors of ITT for the purpose of retaining their positions and perquisites as board members at the expense of ITT's public shareholders.

      19. The Director Defendants apparently failed to (1) seriously evaluate the benefits to the Company's shareholders of the Hilton offer; (2) undertake an adequate evaluation of ITT's worth as a potential acquisition candidate; (3) take adequate steps to


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enhance ITT's value and/or attractiveness as an acquisition candidate; (4)
effectively expose ITT to the marketplace in an effort to create an active and open auction for ITT; or (5) act independently so that the interests of public shareholders would be protected. Instead, defendants have sought to chill potential offers for ITT.

      20. While the Director Defendants of ITT should negotiate with Hilton to achieve the highest possible price for ITT shareholders and seek out other possible purchasers of the assets of ITT or its stock in a manner designed to obtain the highest possible price for ITT's shareholders, or seek to enhance the value of ITT for all its current shareholders, they have instead resolved to ignore the overtures of ITT in order to protect the positions of the current board of directors and the compensation, prestige and perquisites that flow therefrom.

      21. These tactics pursued by the defendants are, and will continue to be, wrongful, unfair and harmful to ITT's public shareholders, and are an attempt by certain defendants to aggrandize their personal positions, interests and finances at the expense of and to the detriment of the ITT public stockholders. These maneuvers by the defendants will deny members of the class their right to share appropriately in the true value of ITT's valuable assets, future earnings and profitable businesses.

      22. In contemplating, planning and/or effecting the foregoing specified acts and in pursuing the course of conduct described herein, defendants are not acting in good faith toward plaintiffs and the class, and have breached, and are breaching, their fiduciary duties to the plaintiffs and the class.

      23. Because the Director Defendants (and those acting in concert with them) dominate and control the business and corporate affairs of ITT and because they are in possession of private corporate information concerning ITT's businesses and future prospects,


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there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of ITT,which makes it inherently unfair to ITT's public shareholders.

      24. The foregoing acts, practices and course of conduct of the Director Defendants constitute failure to use the required care and diligence in the exercise of their fiduciary obligations owed to ITT and its public shareholders.

      25. As a result of the actions of the defendants, plaintiffs and the class have been and will be damaged in that they will not receive the fair value of ITT's assets and business in exchange for their shares, and have been and will be prevented from obtaining a fair price for their shares of ITT common stock.

      26. Unless enjoined by this Court, the Director Defendants will continue to breach their fiduciary duties owed to plaintiffs and the class, all to the irreparable harm of the class. Plaintiffs have no adequate remedy at law.

      WHEREFORE, plaintiffs demand judgment as follows:

            a. Declaring that this action may be maintained as a class action;

            b. Declaring that the actions of the defendants are unfair, unjust and inequitable to plaintiffs and the other members of the class;

            c. Enjoining preliminarily and permanently the defendants from taking any action which does not seek to maximize the shareholder value of ITT;

            d. Requiring defendants to compensate plaintiffs and the members of the class for all losses and damages suffered and to be suffered by them as a result of the acts complained of herein, together with pre-judgment and post-judgment interest;


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            e. Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys', accountants' and experts' fees; and

            f. Granting such other and further relief as may be just and proper.

Dated:  February 4, 1997

                                        ALBRIGHT, STODDARD, WARNICK
                                          & ALBRIGHT

                                        By:   /s/  Mark Albright
                                              ------------------------------
                                        William Stoddard
                                        G. Mark Albright
                                        Quail Park I, Suite D-4,
                                        801 South Rancho Drive
                                        Las Vegas, NV 89106
                                        (702) 384-7111
                                        Attorneys for Plaintiffs

                                        WOLF HALDENSTEIN ADLER
                                          FREEMAN & HERZ LLP
                                        Jeffrey G. Smith
                                        Neil L. Zola
                                        270 Madison Avenue
                                        New York, New York 10016
                                        (212) 545-4600

                                        CHIMICLES JACOBSEN & TIKELLIS
                                        Pamela Tikellis
                                        One Rodney Square
                                        Wilmington, Delaware 19899
                                        (302) 656-2500

                                        MALINA & WOLSON
                                        Bernard Malina, Esq.
                                        60 East 42nd Street
                                        New York, NY 10165
                                        (212) 986-7410


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